SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Circular regarding proposed election and re-election of directors and supervisors, proposed amendments to Articles of Association, and notice of annual general meeting, dated April 4, 2011.	A-1

1.2	Notice of annual general meeting, dated April 4, 2011.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 8, 2011	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED ELECTION AND RE-ELECTION OF

DIRECTORS AND SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION,

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 4 April 2011 convening the Annual General Meeting of China Telecom Corporation Limited to be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 20 May 2011 at 11:00 a.m. is set out on pages 12 to 21 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

4 April 2011

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 20 May 2011, the notice of which is set out in this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor”	the supervisor of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Shang Bing	Xicheng District
Wu Andi	Beijing 100033, PRC
Zhang Jiping
Zhang Chenshuang	Place of business in Hong Kong:
Yang Xiaowei	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road Wanchai, Hong Kong

Non-executive Director:
Li Jinming

Independent Non-executive Directors:
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius Cha May Lung, Laura Xu Erming

4 April 2011

To the Shareholders

Dear Sir or Madam,

PROPOSED ELECTION AND RE-ELECTION OF

DIRECTORS AND SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION,

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

At the AGM, amongst other things, ordinary resolutions will be proposed for the Shareholders to approve the proposed election of members to the fourth session of the Board of Directors and the Supervisory Committee, and special resolutions will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of the AGM.

2.	PROPOSED ELECTION OF MEMBERS TO THE FOURTH SESSION OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE (SUPERVISORS WHO REPRESENT THE SHAREHOLDERS)

The term of office of the current session of the members of the Board of Directors and Supervisory Committee will expire on the date of the AGM.

The following persons have been nominated for election as members of the fourth session of the Board of Directors or the Supervisory Committee (Supervisors who represent the Shareholders). Separate ordinary resolutions for approving their election or re-election will be proposed to the Shareholders at the AGM for their consideration and approval.

Proposed Directors	Proposals

Wang Xiaochu	Re-elected to be Director
Shang Bing	Re-elected to be Director
Wu Andi	Re-elected to be Director
Zhang Jiping	Re-elected to be Director
Zhang Chenshuang	Re-elected to be Director
Yang Xiaowei	Re-elected to be Director
Yang Jie	Re-elected to be Director
Sun Kangmin	Re-elected to be Director
Li Jinming	Re-elected to be Director
Wu Jichuan	Re-elected to be Independent Director
Qin Xiao	Re-elected to be Independent Director
Tse Hau Yin, Aloysius	Re-elected to be Independent Director
Cha May Lung, Laura	Re-elected to be Independent Director
Xu Erming	Re-elected to be Independent Director

Proposed Supervisors	Proposals

Mian Jianhua	Re-elected to be Supervisor
Zhu Lihao	Re-elected to be Independent Supervisor
Xu Cailiao	Re-elected to be Supervisor
Han Fang	Re-elected to be Supervisor
Du Zuguo	Elected to be Supervisor

The brief information concerning the above proposed Directors and Supervisors (collectively called “Nominee(s)”) is set out in Appendix I of this circular. The Supervisor representing the employees of the Company shall be elected by the employees of the Company. The results of such election will be announced separately.

LETTER FROM THE BOARD

Except for those stated in Appendix I of this circular, no Nominee has held any directorship in any other listed companies or taken up a post in any affiliated companies in the past three years. In addition, except for those stated in Appendix I, no Nominee has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. No Nominee has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Nominees will be elected or re-elected subject to approval by Shareholders at the AGM, and their terms will be effective from the date of the AGM. It is expected that each of the Nominees will enter into a service contract with the Company (with effect from the date of the relevant resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014).

After obtaining the relevant approval from the Shareholders at the AGM, the Board of Directors and the Supervisory Committee will have the authority to determine the remuneration of each Director and Supervisor, respectively. The Board of Directors and the Supervisory Committee will determine the remuneration of each Director and Supervisor with reference to their duties, responsibilities, experience as well as the current market situations. Further details will be disclosed following the determination of their remuneration.

Except for those stated in this circular, the Company considers that there is no other information relating to the Nominees to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any matter which needs to be brought to the attention of the Shareholders.

Recommendation

The Company considers that the proposed election and re-election of Directors and Supervisors are in the interests of the Company and its Shareholders as a whole, and recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

3.	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Should the proposed election of Supervisors who represent the Shareholders at the AGM be approved, the number of members of the Supervisors who represent the Shareholders will be increased to 5, together with the Supervisor who represents employees and is to be elected by the employees democratically. The Supervisory Committee will comprise 6 Supervisors. The Board of Directors recommends to amend the respective clauses of the Articles of Association correspondingly to reflect such changes in the composition of Supervisors Committee.

Recommendation

The Board of Directors considers that the proposed amendments to the Articles of Association of the Company is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

LETTER FROM THE BOARD

4.	AGM

A notice convening the AGM is set out on pages 12 to 21 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 29 April 2011.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the Board of Directors, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 17M Floor , Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED DIRECTORS

Mr. Wang Xiaochu, age 53, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the President of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Mr. Shang Bing, age 55, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang served as a Deputy General Manager and General Manager of China United Telecommunications Corporation (“Unicom Group”) Liaoning Branch, a Vice President of Unicom Group, a Director of Unicom Group, the President of Unicom Group and an Executive Director and President of China Unicom Limited. In addition, Mr. Shang also served as a Director and President of the China United Telecommunications Corporation Limited and China Unicom Corporation Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and telecommunications industry.

Madam Wu Andi, age 56, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 29 years of economic and financial management experience in the telecommunications industry in China.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Zhang Jiping, age 55, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 29 years of experience in network operation and management in the telecommunications industry in China.

Mr. Zhang Chenshuang, age 59, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a senior economist. He graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from the Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also a Vice President of China Telecommunications Corporation. He has over 31 years of experience in the telecommunications industry.

Mr. Yang Xiaowei, age 47, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Yang Jie, age 49, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 27 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin, age 54, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 27 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming, age 59, is a Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Wu Jichuan, age 73, is an Independent Non-Executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National Committee of Chinese People’s Political Consultative Conference (the “CPPCC”), a member of the Standing Committee of the Tenth National Committee of CPPCC and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National Committee of CPPCC.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Qin Xiao, age 63, is an Independent Non-Executive Director of the Company. Mr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Independent Non-Executive Director of HKR International Limited and AIA Group Limited and China World Trade Center Company Limited. He is a member of the eleventh Chinese People’s Political Consultative Conference and the Honorary Chairman of Hong Kong Chinese Enterprises Association, a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. He is the author of several papers and books in the fields of economics and management.

Mr. Tse Hau Yin, Aloysius, age 63, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, age 61, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is also an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. Mrs. Cha was a Non-Executive Director of Bank of Communications Co., Ltd. and an Independent Non-executive Director of Johnson Electric Holdings Limited, Baoshan Iron & Steel Co. Ltd. She is the Vice-Chair of the Banking & Capital Markets Industry Agenda Council 2010 of the World Economic Forum and a member of the Yale School of Management Board of Advisors. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Professor Xu Erming, age 61, is an Independent Non-Executive Director of the Company. Mr. Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Power Equipment Company Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategy and Innovative analysis, Business Strategic Management, Introduction to International Business Management, a number of case studies, as well as a number of academic dissertations such as Empirical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

PROPOSED SUPERVISORS

Mr. Miao Jianhua, age 59, is the Chairman of the Supervisory Committee of the Company and the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Madam Zhu Lihao, age 70, is an Independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Xu Cailiao, age 47, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategy Department of the Company. Mr. Xu graduated from the Law School of Peking University with a master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organisational development and process management.

Madam Han Fang, age 38, is a Supervisor of the Supervisory Committee of the Company. Madam Han is a Director of the Audit Department of the Company. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management in 1995. She obtained a master degree in business administration at the Norwegian School of Management in 2007. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is an international internal auditor, a qualified accountant in PRC and a senior accountant and has 16 years of finance and audit experience.

Mr. Du Zuguo, age 48, is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of China Telecom Corporation Limited), Chairman and Chief Executive Officer of ZheJiang venture capital fund of funds management Co., Ltd. Mr. Du served as Section Chief, Deputy Director General and Director General of Zhoushan Finance and Local Tax Bureau in Zhejiang province and now is a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

NOTICE OF AGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2010 will be held at 11:00 a.m. on 20 May 2011 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2010 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2011.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2010 be considered and approved.

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2011 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fourth session of the Board of Directors of the Company:

4.1	THAT the re-election of Wang Xiaochu as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Wang Xiaochu, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF AGM

4.2	THAT the re-election of Shang Bing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Shang Bing, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.3	THAT the re-election of Wu Andi as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Wu Andi, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

4.4	THAT the re-election of Zhang Jiping as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Zhang Jiping, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.5	THAT the re-election of Zhang Chenshuang as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Zhang Chenshuang, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.6	THAT the re-election of Yang Xiaowei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Yang Xiaowei, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF AGM

4.7	THAT the re-election of Yang Jie as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Yang Jie, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.8	THAT the re-election of Sun Kangmin as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Sun Kangmin, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.9	THAT the re-election of Li Jinming as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Li Jinming, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.10	THAT the re-election of Wu Jichuan as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Wu Jichuan, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.11	THAT the re-election of Qin Xiao as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Qin Xiao, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF AGM

4.12	THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.13	THAT the re-election of Cha May Lung, Laura as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Cha May Lung, Laura, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

4.14	THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Xu Erming, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

5.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fourth session of the Supervisory Committee of the Company:

5.1	THAT the re-election of Miao Jianhua as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Miao Jianhua, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

5.2	THAT the re-election of Zhu Lihao as an Independent Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Zhu Lihao, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

NOTICE OF AGM

5.3	THAT the re-election of Xu Cailiao as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Xu Cailiao, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

5.4	THAT the re-election of Han Fang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Han Fang, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

5.5	THAT the election of Du Zuguo as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Du Zuguo, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.	“THAT subject to the passing of the ordinary resolutions under No. 5 above, the Articles of Association of the Company be and are hereby amended as follows:

(a)	In the Article 117 clause 1 of the Articles of Association, substituting the phrase

“The supervisory committee shall compose of five (5) supervisors including one outside supervisor (hereinafter meaning supervisors who do not hold office in the Company).”

with:

“The supervisory committee shall compose of six (6) supervisors including two outside supervisors (hereinafter meaning supervisors who do not hold office in the Company).”

NOTICE OF AGM

(b)	In the Article 118 clause 1 of the Articles of Association, substituting the phrase “The supervisory committee shall include four (4) supervisors who shall represent the shareholders (hereinafter including qualified outside supervisors and independent supervisors) and one (1) supervisor who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically.”

with:

“The supervisory committee shall include five (5) supervisors who shall represent the shareholders (hereinafter including qualified outside supervisors and independent supervisors) and one (1) supervisor who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically.”

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed granting of a general mandate to the Board of the Company to issue debentures:

7.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, medium term note, company bonds, corporate debts, convertible bonds, asset securitisation products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year 2011 is held, with a maximum outstanding repayment amount of up to RMB90 billion be and hereby approved (“General Mandate”).

7.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rate and use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

NOTICE OF AGM

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws)

and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

8.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of debentures:

8.1	THAT the Company’s issue of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company debentures will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company debentures will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company debentures issued will be for the purpose of supplementing the general working capital of the Company.

(e)	Effective period: From the date on which the resolutions passed to the date on which the annual general meeting of the Company for the year 2011 is held.

NOTICE OF AGM

8.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate and specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant company bonds.

9.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF AGM

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 9:

“Relevant Period” means the period from the passing of special resolution 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

10.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 9, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

4 April 2011

NOTICE OF AGM

Notes:

(1)	Details of resolutions above are set out in the 2010 annual report and circular dated 4 April 2011 of the Company. Concerning the special resolution no. 6, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

(2)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4:30 p.m. on 19 April 2011 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(3)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2010 annual report and the circular dated 4 April 2011.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(5)	All resolutions proposed at the AGM will be voted by poll.

(6)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 29 April 2011.

(7)	Closure of the register of members:

In order to determine the list of holders of H shares who are entitled to receive the proposed dividends and attend and vote at the annual general meeting, the register of members of the Company will be closed from 20 April 2011 to 20 May 2011 (both days inclusive).

(8)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100033

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

As of the date of this announcement, the Board of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

NOTICE OF AGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2010 will be held at 11:00 a.m. on 20 May 2011 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2010 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2011.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2010 be considered and approved.

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2011 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fourth session of the Board of Directors of the Company:

4.1	THAT the re-election of Wang Xiaochu as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Wang Xiaochu, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF AGM

4.2	THAT the re-election of Shang Bing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Shang Bing, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.3	THAT the re-election of Wu Andi as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Wu Andi, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

4.4	THAT the re-election of Zhang Jiping as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Zhang Jiping, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.5	THAT the re-election of Zhang Chenshuang as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Zhang Chenshuang, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.6	THAT the re-election of Yang Xiaowei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Yang Xiaowei, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF AGM

4.7	THAT the re-election of Yang Jie as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Yang Jie, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.8	THAT the re-election of Sun Kangmin as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Sun Kangmin, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.9	THAT the re-election of Li Jinming as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Li Jinming, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.10	THAT the re-election of Wu Jichuan as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Wu Jichuan, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.11	THAT the re-election of Qin Xiao as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Qin Xiao, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF AGM

4.12	THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

4.13	THAT the re-election of Cha May Lung, Laura as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Cha May Lung, Laura, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

4.14	THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Director’s service contract with Xu Erming, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

5.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the fourth session of the Supervisory Committee of the Company:

5.1	THAT the re-election of Miao Jianhua as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any Director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Miao Jianhua, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

5.2	THAT the re-election of Zhu Lihao as an Independent Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Zhu Lihao, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

NOTICE OF AGM

5.3	THAT the re-election of Xu Cailiao as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Xu Cailiao, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

5.4	THAT the re-election of Han Fang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Han Fang, and THAT the Board of Directors of the Company be and is hereby authorized to determine her remuneration.

5.5	THAT the election of Du Zuguo as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2013 to be held in year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the Supervisor’s service contract with Du Zuguo, and THAT the Board of Directors of the Company be and is hereby authorized to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.	“THAT subject to the passing of the ordinary resolutions under No. 5 above, the Articles of Association of the Company be and are hereby amended as follows:

(a)	In the Article 117 clause 1 of the Articles of Association, substituting the phrase

“The supervisory committee shall compose of five (5) supervisors including one outside supervisor (hereinafter meaning supervisors who do not hold office in the Company).”

with:

“The supervisory committee shall compose of six (6) supervisors including two outside supervisors (hereinafter meaning supervisors who do not hold office in the Company).”

NOTICE OF AGM

(b)	In the Article 118 clause 1 of the Articles of Association, substituting the phrase “The supervisory committee shall include four (4) supervisors who shall represent the shareholders (hereinafter including qualified outside supervisors and independent supervisors) and one (1) supervisor who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically.”

with:

“The supervisory committee shall include five (5) supervisors who shall represent the shareholders (hereinafter including qualified outside supervisors and independent supervisors) and one (1) supervisor who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees democratically.”

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed granting of a general mandate to the Board of the Company to issue debentures:

7.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, medium term note, company bonds, corporate debts, convertible bonds, asset securitisation products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year 2011 is held, with a maximum outstanding repayment amount of up to RMB90 billion be and hereby approved (“General Mandate”).

7.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rate and use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

NOTICE OF AGM

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws)

and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

8.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of debentures:

8.1	THAT the Company’s issue of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company debentures will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company debentures will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company debentures issued will be for the purpose of supplementing the general working capital of the Company.

(e)	Effective period: From the date on which the resolutions passed to the date on which the annual general meeting of the Company for the year 2011 is held.

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8.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate and specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant company bonds.

9.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

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(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 9:

“Relevant Period” means the period from the passing of special resolution 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

10.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 9, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky Company Secretary

Beijing, PRC

4 April 2011

NOTICE OF AGM

Notes:

(1)	Details of resolutions above are set out in the 2010 annual report and circular dated 4 April 2011 of the Company. Concerning the special resolution no. 6, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

(2)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4:30 p.m. on 19 April 2011 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(3)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2010 annual report and the circular dated 4 April 2011.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(5)	All resolutions proposed at the AGM will be voted by poll.

(6)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 29 April 2011.

(7)	Closure of the register of members:

In order to determine the list of holders of H shares who are entitled to receive the proposed dividends and attend and vote at the annual general meeting, the register of members of the Company will be closed from 20 April 2011 to 20 May 2011 (both days inclusive).

(8)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100033

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

As of the date of this announcement, the Board of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.